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April 1, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Registration Statement on Form S-1

CIK No. 0001996192

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we are filing herewith the Company’s registration statement on Form S-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchanges Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the verbal comments from the Staff received on February 21 and 22, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the Staff’s comments, the Company has included in this filing its unaudited condensed consolidated financial statements for the three and six months ended December 31, 2022 and 2023.

Registration Statement on Form S-1

Comment Received on February 21, 2024

1.	We note a discrepancy between (i) the floor area of your Illinois facility disclosed in your business section (approximately 66,000 square feet) and (ii) the rentable floor area shown on the lease of your Illinois facility (57,143 square feet). Please double check and fix any discrepancy.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that, the lease which it holds for the facility in Illinois, covers 65,981 square feet of rentable space in aggregate, including (i) 57,143 square feet for one of the Company’s regional warehousing and distribution centers (as shown on pages 1 and 14 of Exhibit 10.3) and (ii) 8,838 square feet for the Company’s U.S. headquarters (as shown on page 14 of Exhibit 10.3).

In addition, the Company respectfully advises the Staff that, following an optimization of its operational strategies, the Company has ceased completely its prior use of a regional warehousing and distribution center in California since November 2023. As a result, as of December 31, 2023, the Company had operated a total of two regional warehousing and distribution centers in the U.S.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 13, 40, 58, 59, 62, 64 and 65 of the Registration Statement in relation to (i) the floor area of its facility in Illinois and (ii) the two regional warehousing and distribution centers that it operates in the U.S.

Comment Received on February 22, 2024

2.	We note from your disclosure on page 63 that the size of the United States freight and logistics market is estimated to be $1,274.4 “billion” in 2023, while the source you quote measures such market size by “trillion.” Please double check and fix any difference.

The Company notes the Staff’s comment and has been aware of an update made in February 2024 with respect to the market-related data contained in Mordor Intelligence’s report. In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Registration Statement accordingly to reflect the latest market-related data in Mordor Intelligence’s report.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:

Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP